ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

5 February 2024

NOVONIX Appoints Sharan Burrow AC to Board of Directors

BRISBANE, Australia, February 5, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced the appointment of Sharan Burrow AC to its Board of Directors, effective 28 February, 2024.

Chairman Robert J. Natter said: "Ms. Burrow is a global leader in creating thriving and diverse workplaces with responsible governance. She is also a sought-after leader in climate action and human rights and will prove invaluable to NOVONIX in our mission to advance clean energy. Ms. Burrow's involvement in global policy dialogues with United Nations bodies, G7, G20, World Bank, and the International Monetary Fund brings unique expertise to the Board. I am delighted to welcome Ms. Burrow to the NOVONIX Board of Directors, recognizing her extensive experience and outstanding qualifications."

“NOVONIX is an exciting company on the cutting edge of technology that can help transition the world away from fossil fuels,” said Ms. Burrow. “I’m looking forward to collaborating with the Board and furthering their vision of providing clean energy solutions to the battery industry.”

Sharan Burrow

Sharan Burrow is a global advocate for human rights, climate action, and Just Transition. She is the former General Secretary of the International Trade Union Confederation (2010-2022). Previously she was President of the Australian Council of Trade Unions (2000–2010).

Ms. Burrow is well known for her international advocacy on employment, human rights, industrial relations, corporate responsibility, and climate action with just transition solutions.

She has represented workers and civil society groups in global policy discussions in United Nations bodies, on the Governing Body of the International Labour Organisation as well as at the tables of the G7, G20, World Bank, and International Monetary Fund. She has twice been a Co-Chair of the World Economic Forum’s Annual Meeting in Davos.

Ms. Burrow is currently a Visiting Professor in Practice at the London School of Economics-Grantham Institute, a Vice Chair of the European Climate Foundation, a board member of the Green Hydrogen Association, Co-Chair of the IEA Labour Council, a Commissioner for the Global Commission on Climate Governance, a B Team Leader and formerly Co-chair of 100% Human at Work. Sharan has also been appointed to the Temasek Sustainability Advisory Panel.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA